

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 31, 2008

By U.S. Mail and Facsimile

Mr. Matthew S. Stadler
Chief Financial Officer
Cohen & Steers, Inc.
280 Park Avenue
New York, NY 10017

> **Re:** **Cohen & Steers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed April 1, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **File No. 001-32236**

Dear Mr. Stadler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   Please tell us why you do not provide performance information by fund.

Risk Factors, page 7

2.   In future filings, please use bold type or underlining to clearly highlight the
        caption of the individual risk factors.

Management's Discussion and Analysis, page 16

Results of Operations, page 19

3.   In future filings, where you state that changes are "primarily "due to the factors
        you list, please provide more detail to make clear how much is due to each factor.

Definitive Proxy Statement on Schedule 14A filed April 1, 2008

Compensation of Executive Officers, page 16

Compensation Discussion and Analysis, page 16

4.   In future filings, please provide the information required by Items 402(b)(2)(ii),
        (iv), (v), (vi) and (vii) of Regulation S-K.

Introduction, page 16

5.   In future filings, in the second paragraph, please clarify who determines the other
        executive officers' compensation that the committee approves.

Annual Incentive Performance Bonus, page 17

6.   In future filings, please discuss the "market survey analysis for comparable public
        and private asset management firms." Please clarify whether you engage a
        compensation consultant in connection with this survey. Clarify how this survey
        is used in determining bonuses.

7.   In future filings, please identify and quantify the performance target(s) used in
        determining bonuses. It is currently not clear whether your adjusted pre-tax profit
        is a performance measure. Please clarify.

Named Executive Officer Compensation, page 19

8.   In future filings, please identify the twenty asset management firms of similar size
        that McLagan uses for its survey.

9.   In future filings, please clarify what the RSU grants are based on.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief